

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 17, 2009

Via U.S. Mail and Fax (408.744.1711)
Ms. Rene Schena
Chairman and Chief Executive Officer
Arrayit Corporation
524 East Weddell Drive
Sunnyvale, CA 94089

> **Re: Arrayit Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 1-16381**

Dear Ms. Schena:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
      via facsimile: (713) 877-1547